UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

Zhaopin Limited

(Name of the Issuer)

Zhaopin Limited

SEEK Limited

SEEK International Investments Pty Ltd.

Zebra Mergerco, Ltd.

HH RSV-XVIII Holdings Limited

Hillhouse Capital Fund III, L.P.

Bella Agent Holding Limited

Bella Agent (Cayman) Holding Limited

FountainVest China Growth Fund II, L.P.

FountainVest China Growth Capital Fund II, L.P.

FountainVest China Growth Capital-A Fund II, L.P.

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.01 per share

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Class of Securities)

98954L1031

(CUSIP Number)

Zhaopin Limited 5/F, Shoukai Plaza No.10 Furong Street, Wangjing, Chaoyang District, Beijing People’s Republic of China Attention: Robert Tianruo Pu +86 (10) 5863-5888	SEEK Limited Level 6, 541 St Kilda Road, Melbourne Victoria 3004, Australia Attention: Derek Miller +61 (3) 8517-4100

SEEK International Investments Pty Ltd.

Level 6, 541 St Kilda Road, Melbourne

Victoria 3004, Australia

Attention: Derek Miller

+61 (3) 8517-4100

Zebra Mergerco, Ltd.

c/o Citco Trustees (Cayman) Limited

89 Nexus Way, Camana Bay, P.O. Box 31106

Grand Cayman KY1-1205, Cayman Islands

+1 (345) 949 3977

Hillhouse Capital Fund III, L.P.

HH RSV-XVIII Holding Limited

3rd Floor, 18 Fort Street, George Town

Grand Cayman KY1-1108, Cayman Islands

+1 (345) 749 8642

Bella Agent Holding Limited

Bella Agent (Cayman) Holding Limited

FountainVest China Growth Fund II, L.P.

FountainVest China Growth Capital Fund II, L.P.

FountainVest China Growth Capital-A Fund II, L.P.

c/o FountainVest Partners (Asia) Limited

Suite 705-708 ICBC Tower

3 Garden Road, Central, Hong Kong

Attention: George Jian Chuang / Brian Lee

(+852) 3972-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Nima Amini, Esq. O'Melveny & Myers LLP 31st Floor, AIA Central 1 Connaught Road Central Hong Kong, S.A.R. + (852) 3512-2300	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road, Central Hong Kong, S.A.R. + (852) 3476-9000	Douglas C. Freeman, Esq. Victor Chen, Esq. Paul Hastings 21-22/F Bank of China Tower 1 Garden Road Hong Kong + (852) 2867-1288

Gordon K. Davidson, Esq.

David K. Michaels, Esq.

Ken S. Myers, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

United States of America

+1 (650) 988 8500

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$460,728,706.62	$53,398.46***

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) 49,341,545 ordinary shares of the issuer (including ordinary shares represented by the American depositary shares of the issuer) subject to the transaction multiplied by the aggregate cash payment of US$9.10 per ordinary share, plus (b) the product of 1,839,976 Class A ordinary shares issuable under all outstanding and unexercised options subject to the transaction multiplied by US$6.37 per share (which is the difference between US$9.10 and the weighted average exercise price of US$2.73 per share) ((a) and (b) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, issued on August 31, 2016, was calculated by multiplying the Transaction Valuation by 0.00011590.

***	The filing fee of US$53,406.32 has been previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[1]	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)	Zhaopin Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, consisting of Class A ordinary shares, par value US$0.01 per share (each, a “Class A Share”), including the Class A Shares represented by the American depositary shares, each representing two Class A Shares (“ADSs”), and Class B ordinary shares, par value US$0.01 per share (each, a “Class B Share” and, the Class B Shares collectively with the Class A Shares, the “Shares” and each a “Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	SEEK Limited, a public company limited by shares existing under the laws of the Commonwealth of Australia;

(c)	SEEK International Investments Pty Ltd., a proprietary company limited by shares existing under the laws of the Commonwealth of Australia (“Parent”);

(d)	Zebra Mergerco, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Company”);

(e)	HH RSV-XVIII Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Hillhouse Investor”);

(f)	Hillhouse Capital Fund III, L.P., a Cayman Islands exempted limited partnership (the “Hillhouse Equity Sponsor”);

(g)	Bella Agent Holding Limited, a private company limited by shares incorporated under the laws of Hong Kong (“FountainVest Investor”);

(h)	Bella Agent (Cayman) Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

(i)	FountainVest China Growth Fund II, L.P., a Cayman Islands exempted limited partnership (“FountainVest Fund II”);

(j)	FountainVest China Growth Capital Fund II, L.P., a Cayman Islands exempted limited partnership (“FountainVest Capital Fund II”); and

(k)	FountainVest China Growth Capital-A Fund II, L.P., a Cayman Islands exempted limited partnership (“FountainVest Capital-A Fund II”, together with FountainVest Fund II and FountainVest Capital Fund II, collectively, the “FountainVest Equity Sponsors”).

On April 6, 2017, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Parent and Merger Company, which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”). The Merger Agreement provides for the merger of Merger Company with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) after the Merger. At the effective time of the Merger (the “Effective Time”), the Company will be beneficially owned by Parent, the Hillhouse Equity Sponsor and the FountainVest Equity Sponsors.

Concurrently with the execution of the Merger Agreement, the Company’s board of directors resolved to declare a cash special dividend (the “Special Dividend”) of an amount not less than US$0.28 and not more than US$1.35 per Share (corresponding with a minimum of US$0.56 and maximum of US$2.70 per ADS) to holders of record of issued and outstanding Shares and ADSs as of immediately prior to the Effective Time. Payment of the Special Dividend is conditioned upon the consummation of the Merger and is to be made by the Company as soon as practicable (and no later than three business days) following the Effective Time. On June 19, 2017, the Company declared the final amount of the Special Dividend as US$0.94 per Share (corresponding with US$1.88 per ADS), which was determined in accordance with the Merger Agreement based on, among other things, the availability of legally available funds by the Company to pay such amount. Under the terms of the Merger Agreement, the Company is not permitted to revoke, rescind, modify or otherwise change the Special Dividend (including the amount thereof and the record date for determining the eligibility of holders of Shares and ADSs to receive the Special Dividend) unless agreed by Parent and Merger Company or required by law.

1

Under the terms of the Merger Agreement, at the Effective Time, each Share, other than certain Shares described below, issued and outstanding immediately prior to the Effective Time will cease to exist and be cancelled and will be converted into and exchanged for the right to receive US$8.16 (which represents US$9.10 per Share minus the US$0.94 per Share amount of the Special Dividend) (such amount, the “Per Share Merger Consideration”), and each ADS together with the two Class A Shares underlying each such ADS, will cease to exist and shall be cancelled in exchange for US$16.32 (which amount represents US$18.20 per ADS minus the US$1.88 per ADS amount of the Special Dividend) (such amount, the “Per ADS Merger Consideration”) to be paid, net of the cancellation fees of US$0.05 per ADS, pursuant to the terms of the Deposit Agreement, dated as of June 11, 2014, among the Company, JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary, and the holders and beneficial owners of ADSs issued thereunder, in each case, in cash, without interest and net of any applicable withholding taxes. The US$8.16 Per Share Merger Consideration, together with the US$0.94 per Share amount of the Special Dividend, will result in holder of Shares immediately prior to the Effective Time being entitled to receive a total of US$9.10 in cash per Share, and the US$16.32 Per ADS Merger Consideration, together with the US$1.88 per ADS amount of the Special Dividend, will result in holder of ADSs immediately prior to the Effective Time being entitled to receive a total of US$18.20 in cash per ADS, in each case in connection with the Merger.

Notwithstanding the foregoing, if the Merger is completed, the following Shares (including Shares represented by ADSs) will not be converted into or exchanged for the right to receive the Per Share Merger Consideration or the Per ADS merger Consideration described in the immediately preceding paragraph:

(a)	up to 68,259,876 Class B Shares held by Parent immediately prior to the Effective Time (subject to adjustment, the “Continuing Shares”), which will be entitled to receive the Special Dividend but which will receive no Per Share Merger Consideration or the Per ADS Merger Consideration in respect therefor, and shall not be cancelled and instead shall continue to exist without interruption and shall thereafter represent one validly issued, fully paid and non-assessable Class B ordinary share, par value US$0.01 each, of the Surviving Company,

(b)	Shares (including Shares represented by ADSs) held by the Company or its subsidiaries and the Shares (and Shares represented by ADSs) held by the ADS depository and reserved for issuance pursuant to the Company’s share incentive plans immediately prior to the Effective Time (such Shares, the “Excluded Shares”), which will be cancelled and cease to exist without payment of any consideration or distribution (including the right to receive the Special Dividend) therefor, and

(c)	Shares held by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which will be cancelled at the Effective Time for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law (the “Dissenting Shares”).

In addition to the foregoing, at the Effective Time, (i) except as provided under the alternative option treatment with respect to vested options held by a director and certain officers of the Company described below, each option to purchase Shares granted under the currently-effective share incentive plans of the Company that will have become vested and remain outstanding and unexercised as of the Effective Time will be cancelled and, if the per Share exercise price of such vested option is less than US$9.10 (which amount represents the Per Share Merger Consideration plus the per Share Special Dividend), entitle the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries, without interest and net of any applicable withholding taxes, a cash amount equal to the product of (a) the excess, if any, of US$9.10 over the exercise price of such vested option and (b) the number of Shares underlying such vested option; (ii) each option to purchase Shares granted under the currently-effective share incentive plans of the Company that will not have become vested and remain outstanding and unexercised as of the Effective Time will be cancelled and, if the per Share exercise price of such unvested option is less than US$9.10, entitle the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company, without interest and net of any applicable withholding taxes, a restricted cash award equal to the product of (a) the excess, if any, of US$9.10 over the exercise price of such unvested option and (b) the number of Shares underlying such unvested option and subject to the same vesting conditions and schedules applicable to such unvested option without giving effect to the Merger.

Under the alternative option treatment mentioned above, at the Effective Time, all vested options to purchase Shares held by both Evan Sheng Guo, a director and chief executive officer of the Company, and Robert Tianruo Pu, the chief financial officer of the Company, and 50% of the vested options held by each of George Weigang Wang and Jeff Ge Wang, each a vice president of the Company, will be cancelled without any payment and will entitle such director and officers of the Company to receive, on or as soon as practicable following the Merger and subject to satisfaction of all applicable Chinese foreign exchange rules, a number of (a) vested options and/or ordinary shares of the Surviving Company or (b) equity securities of a subsidiary of the Surviving Company, as determined by the Surviving Company in good faith consultation with such director and officers, with substantially equivalent economic value based on the value of the cash payment such director and officers would have received in the Merger had it not been for such alternative option treatment, at an equity valuation of the Surviving Company immediately following the Effective Time as implied by US$9.10 per Share (which amount represents the Per Share Merger Consideration plus the per Share Special Dividend). As part of the alternative option treatment, but without duplication thereof, such director and officers may be granted equity interests in a subsidiary of the Surviving Company, whether now or hereinafter existing, in the event of a corporate restructuring based on the same valuation and will have certain rights to liquidate their shareholding upon the occurrence of certain exit events.

2

The Merger remains subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including the requisite approval of the shareholders of the Company, and the satisfaction of certain requirements with respect to the amount of available cash of the Company, as well as certain other customary closing conditions. The Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, must be authorized and approved by a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of the votes attaching to the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders.

Concurrently with the execution and delivery of the Merger Agreement on April 6, 2017, Parent entered into a support agreement (the “Support Agreement”) with Merger Company pursuant to which Parent agreed, among other things, (a) to vote all of the Shares held directly or indirectly by it in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, (b) to receive no Merger Consideration in respect of the Continuing Shares in the Merger (but shall still be entitled to receive the Special Dividend in respect thereof); and (c) that each Continuing Share issued and outstanding immediately prior to the Effective Time shall not be cancelled in the Merger and shall continue to exist without interruption and shall thereafter represent one ordinary share of the Surviving Company at the Effective Time. As of the date of this Transaction Statement, Parent beneficially owns in the aggregate 68,259,876 Class B ordinary shares representing approximately 60.9% of the issued and outstanding ordinary shares of the Company and 74.4% of the outstanding voting power of the Company.

Based on the shareholding of Parent as of the date of this Transaction Statement and the number of Shares expected to be issued and outstanding and entitled to vote as of the close of business in the Cayman Islands on September 4, 2017, the record date for voting Shares at the extraordinary general meeting of the Company’s shareholders (the “Share Record Date”), assuming Parent complies with its voting undertakings under the Support Agreement, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, without any further vote of any other shareholder being required. The voting obligations of Parent contained in the Support Agreement terminate upon the earlier to occur of (i) the Effective Time and (ii) the valid termination of the Merger Agreement in accordance with its terms.

In addition, on June 21, 2017, Merger Company entered into a share purchase agreement (the “Ridgegate SPA”) with Ridgegate Proprietary Limited (“Ridgegate”), a proprietary company limited by shares existing under the laws of the Commonwealth of Australia, in its capacity as trustee of the CPH Zhaopin Holdings Unit Trust, pursuant to which, among other things:

•	Ridgegate has agreed to sell and Merger Company has agreed to purchase all of the 16,666,666 Class B Shares owned by Ridgegate, in its capacity as trustee of the CPH Zhaopin Holdings Unit Trust (the “Ridgegate Class B Shares”), for an aggregate cash consideration of US$151,666,660.60, or US$9.10 per Share (which is the same aggregate cash consideration that Ridgegate would otherwise be entitled to receive in respect of the Ridgegate Class B Shares in the Merger if the transactions contemplated by the Ridgegate SPA are not consummated); and

•	in the event that the consummation of the purchase and sale of the Ridgegate Class B Shares under the Ridgegate SPA has not occurred on or prior to the Share Record Date, Ridgegate has agreed to vote all of the Ridgegate Class B Shares (representing, as of the date of this Transaction Statement, approximately 14.9% of the issued and outstanding Shares, and 18.2% of the outstanding voting power, of the Company) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

The consummation of the purchase and sale of the Ridgegate Class B Shares under the Ridgegate SPA is subject to the expiration of the waiting period following the filing of this Transaction Statement with the SEC pursuant to Rule 13e-3 of the Exchange Act and other customary closing conditions, and is expected to occur prior to the consummation of the Merger during the third quarter of 2017. Based on the shareholding of Parent as of the date of this Transaction Statement and the number of Shares expected to be issued and outstanding and entitled to vote as of the Share Record Date, assuming Parent complies with its voting undertakings under the Support Agreement, the transactions contemplated by the Ridgegate SPA, including the voting agreement between Merger Company and Ridgegate, will not have any material impact on the shareholder vote to approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached to the Proxy Statement as Annex A and Annex B, respectively, and are incorporated herein by reference.

3

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting— Procedures for Voting”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. Zhaopin Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

4

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interim Investors Agreement”

•	“Special Factors––Effects of the Merger on the Company”

•	“Special Factors––Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Dissenters’ Rights”

•	“Dissenters’ Rights”

•	“Annex D—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“Transactions in Shares and ADSs”

5

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Ridgegate Share Purchase Agreement”

•	“Summary Term Sheet—Interim Investors Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Ridgegate Share Purchase Agreement”

•	“Special Factors—Interim Investors Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by Parent at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

6

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger Agreement”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger Is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

7

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger Is Not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Australian Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness of the Merger”

•	“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

8

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Valuation Report of the Financial Advisors for the Buyer Group”

•	“Annex C—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Valuation Report of the Financial Advisors for the Buyer Group”

•	“Annex C—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

9

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Ridgegate Share Purchase Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Ridgegate Share Purchase Agreement”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness of the Merger”

•	“Summary Term Sheet—Support Agreement”

10

•	“Summary Term Sheet—Ridgegate Share Purchase Agreement”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Ridgegate Share Purchase Agreement”

•	“The Extraordinary General Meeting—the Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two fiscal years ended June 30, 2015 and 2016 are incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2016, originally filed on October 13, 2016 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

11

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company, dated August 17, 2017 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 6, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 6, 2017 (File No. 001-36474).

(b)-(1)*	Equity Commitment Letter, dated April 6, 2017, by and between the Hillhouse Equity Sponsor and Merger Company.

(b)-(2)*	Equity Commitment Letter, dated April 6, 2017, by and among the FountainVest Equity Sponsors and Merger Company.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated April 6, 2017, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 1, 2017.

(d)-(1)	Agreement and Plan of Merger, dated April 6, 2017, by and among the Company, Parent and Merger Company, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Support Agreement, dated April 6, 2017, by and between Parent and Merger Company, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)*	Interim Investors Agreement, dated April 6, 2017, by and among Parent, Merger Company, Hillhouse Capital Management, Ltd., Hillhouse Investor, the Hillhouse Equity Sponsor, FountainVest Investor, the FountainVest Equity Sponsors, and FV Investment Holdings.

(d)-(4)*	Limited Guarantee, dated April 6, 2017, issued by the Hillhouse Equity Sponsor, in favor of the Company.

(d)-(5)*	Limited Guarantee, dated April 6, 2017, issued by the FountainVest Equity Sponsors, in favor of the Company.

(d)-(6)*	Share Purchase Agreement, dated as of June 21, 2017, by and among Zebra Mergerco, Ltd. and Ridgegate Proprietary Limited, in its capacity as trustee of the CPH Zhaopin Holdings Unit Trust.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

* Previously filed

12

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2017

Zhaopin Limited

By	/s/ Peter Andrew Schloss
Name:	Peter Andrew Schloss
Title:	Member of Special Committee

SEEK Limited

By	/s/ Andrew R. Bassat
Name:	Andrew R. Bassat
Title:	Director

SEEK International Investments Pty Ltd.

By	/s/ Ronnie Fink
Name:	Ronnie Fink
Title:	Director

Zebra Mergerco, Ltd.

By	/s/ Colm O’Connell
Name:	Colm O’Connell
Title:	Director

HH RSV-XVIII Holdings Limited

By	/s/ Colm O’Connell
Name:	Colm O’Connell
Title:	Director

Hillhouse Capital Fund III, L.P.

By: Hillhouse Capital Fund III GP, Ltd.,
its general partner

By	/s/ Cuifang (Tracy) Ma
Name:	Cuifang (Tracy) Ma
Title:	Director

Bella Agent Holding Limited

By	/s/ Brian Lee
Name:	Brian Lee
Title:	Director

Bella Agent (Cayman) Holding Limited

By	/s/ Neil Gray
Name:	Neil Gray
Title:	Director

FountainVest China Growth Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

FountainVest China Growth Capital Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

FountainVest China Growth Capital-A Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company, dated August 17, 2017 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 6, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 6, 2017 (File No. 001-36474).

(b)-(1)*	Equity Commitment Letter, dated April 6, 2017, by and between the Hillhouse Equity Sponsor and Merger Company.

(b)-(2)*	Equity Commitment Letter, dated April 6, 2017, by and among the FountainVest Equity Sponsors and Merger Company.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated April 6, 2017, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 1, 2017.

(d)-(1)	Agreement and Plan of Merger, dated April 6, 2017, by and among the Company, Parent and Merger Company, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Support Agreement, dated April 6, 2017, by and between Parent and Merger Company, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)*	Interim Investors Agreement, dated April 6, 2017, by and among Parent, Merger Company, Hillhouse Capital Management, Ltd., Hillhouse Investor, the Hillhouse Equity Sponsor, FountainVest Investor, the FountainVest Equity Sponsors, and FV Investment Holdings.

(d)-(4)*	Limited Guarantee, dated April 6, 2017, issued by the Hillhouse Equity Sponsor, in favor of the Company.

(d)-(5)*	Limited Guarantee, dated April 6, 2017, issued by the FountainVest Equity Sponsors, in favor of the Company.

(d)-(6)*	Share Purchase Agreement, dated as of June 21, 2017, by and among Zebra Mergerco, Ltd. and Ridgegate Proprietary Limited, in its capacity as trustee of the CPH Zhaopin Holdings Unit Trust.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

* Previously filed